

October 13, 2022

Salvatore Palella
Chief Executive Officer
Helbiz, Inc.
32 Old Slip
New York, NY 10005

> **Re: Helbiz, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 7, 2022**
> **File No. 333-267783**

Dear Salvatore Palella:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tim Dockery